Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2021 FIRST QUARTER RESULTS

Gurugram, India and New York, August 21, 2020 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited interim financial and operating results for its fiscal first quarter ended June 30, 2020.

Our results for the 1Q21 have been significantly and negatively impacted by the COVID-19 pandemic and the resulting economic conditions caused the nationwide government imposed lockdown orders. Revenue for all our reportable segments were significantly impacted in 1Q21 by India’s nationwide lockdown which began on March 25, 2020 and continued throughout 1Q21 with only some domestic travel and government approved international travel operations commencing since late May 2020. In view of the COVID-19 pandemic and significant erosion of travel demand due to nationwide travel restrictions and lockdown orders, our focus has been on cost reductions and minimizing operating losses. We implemented various cost saving measures in response to market conditions, including compensation cuts, optimizing our IT infrastructure costs and our office costs and various other general and administrative expense, in addition to a significant reduction in other variable costs.

Results from Operating Activities was a loss of $34.6 million in 1Q21 versus a loss of $42.9 million in 1Q20, reflecting an improvement of $8.3 million YoY. Adjusted Operating Loss(1) was $21.3 million in 1Q21 versus a loss of $29.2 million in 1Q20, reflecting an improvement of $7.9 million YoY.

“MakeMyTrip is very well positioned competitively, operationally and financially to begin its business recovery following India’s prolonged nationwide lockdown, which was in full effect in April and most of May.” said Deep Kalra, Group Executive Chairman. “During the lockdown, we restructured our operating costs, rightsized our staffing needs, further enhanced our online experiences and unified our platforms to drive greater user experiences with greater development efficiencies. Additionally, in order to increase our balance sheet strength, we have secured credit and guarantee facilities of approximately $100 million.”

Fiscal 2021 First Quarter Financial Results

Revenue. We generated revenue of $6.4 million in the quarter ended June 30, 2020, a decrease of 95.5% (95.1% in constant currency(2)) over revenue of $141.7 million in the quarter ended June 30, 2019, primarily as a result of a decrease of 91.6% (90.9% in constant currency) in our Revenue – air ticketing, a decrease of 98.4% (98.2% in constant currency) in our Revenue – hotels and packages, a decrease of 98.2% (98.0% in constant currency) in our Revenue – bus ticketing, and a decrease of 88.9% (87.9% in constant currency) in our Revenue – others, each as further described below. The decrease in Revenue was primarily due to the impact of the COVID-19 pandemic (as further discussed herein), including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2019	2020	2019	2020	2019	2020	2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	44,613	3,756	68,524	1,121	18,321	338	10,279		1,146
Add: Customer inducement costs recorded as a reduction of revenue	20,581	309	78,974	332	5,259	12	513		1
Less: Service cost*	161	—	46,123	237	2,229	18	52	*	1	*
Adjusted Margin(3)	65,033	4,065	101,375	1,216	21,351	332	10,740		1,146

__________________

*	Certain loyalty program costs amounting to $0.1 million have been excluded from service cost (three months ended June 30, 2019: $1.0 million) relating to “Others”.

Air Ticketing. Revenue from our air ticketing business decreased by 91.6% (90.9% in constant currency) to $3.8 million in the quarter ended June 30, 2020 from $44.6 million in the quarter ended June 30, 2019. Adjusted Margin from our air ticketing business decreased by 93.7% (93.2% in constant currency) to $4.1 million in the quarter ended June 30, 2020, from $65.0 million in the quarter ended June 30, 2019. Adjusted Margin – air ticketing includes customer inducement costs of $0.3 million in the quarter ended June 30, 2020 and $20.6 million in the quarter ended June 30, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in Adjusted Margin- air ticketing was due to a decrease in gross bookings of 94.4% (94.0% in constant currency) primarily driven by a 91.7% decrease in the number of air ticketing flight segments year over year, primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings and previously labeled adjusted net revenue margin) was 7.4% in the quarter ended June 30, 2020 compared to 6.6% in the quarter ended June 30, 2019 and 6.9% in the quarter ended March 31, 2020.

Hotels and Packages. Revenue from our hotels and packages business decreased by 98.4% (98.2% in constant currency) to $1.1 million in the quarter ended June 30, 2020, from $68.5 million in the quarter ended June 30, 2019. Our Adjusted Margin– hotels and packages decreased by 98.8% (98.7% in constant currency) to $1.2 million in the quarter ended June 30, 2020 from $101.4 million in the quarter ended June 30, 2019. Adjusted Margin - hotels and packages includes customer inducement costs of $0.3 million in the quarter ended June 30, 2020 and $79.0 million in the quarter ended June 30, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 98.7% (98.6% in constant currency) primarily driven by a 98.2% decrease in the number of hotel-room nights year over year, primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % in the quarter ended June 30, 2020 was 21.3% as compared to 22.3% in the quarter ended June 30, 2019 and 20.6% in the quarter ended March 31, 2020.

Bus Ticketing. Revenue from our bus ticketing business decreased by 98.2% (98.0% in constant currency) to $0.3 million in the quarter ended June 30, 2020, from $18.3 million in the quarter ended June 30, 2019. Adjusted Margin from our bus ticketing business decreased by 98.4% (98.3% in constant currency) to $0.3 million in the quarter ended June 30, 2020 from $21.4 million in the quarter ended June 30, 2019. Adjusted Margin – bus ticketing includes customer inducement costs of $0.01 million in the quarter ended June 30, 2020 and $5.3 million in the quarter ended June 30, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 98.5% (98.3% in constant currency) driven by a 98.0% decrease in the number of bus tickets travelled year over year, primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Margin % was 8.6% in the quarter ended June 30, 2020, as compared to 8.4% in the quarter ended June 30, 2019 and 8.5% in the quarter ended March 31, 2020.

Other Revenue. Other revenue decreased by 88.9% (87.9% in constant currency) to $1.1 million in the quarter ended June 30, 2020, from $10.3 million in the quarter ended June 30, 2019. Our Adjusted Margin – others has decreased to $1.1 million in the quarter ended June 30, 2020 from $10.7 million in the quarter ended June 30, 2019. This was primarily due to lower insurance income, advertisement income and other ancillary revenues in the quarter ended June 30, 2020 due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020. Adjusted Margin – others include customer inducement costs of $0.01 million in the quarter ended June 30, 2020 and $0.5 million in the quarter ended June 30, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Other Income. Other income increased to $1.4 million in the quarter ended June 30, 2020, from $0.04 million in the quarter ended June 30, 2019. This was primarily due gain on lease modifications recorded in the quarter ended June 30, 2020.

Personnel Expenses. Personnel expenses decreased by 19.8% to $25.0 million in the quarter ended June 30, 2020 from $31.2 million in the quarter ended June 30, 2019 due to cost saving measures that we have implemented in response to market conditions beginning in April 2020, including compensation cuts of up to 100% of salary for our Group Executive Chairman and Group CEO, approximately 50% salary reductions for the rest of our senior management team, and smaller reductions for the rest of our managerial positions and right sizing our headcount largely in our packages business by shifting to variable cost driven offline sales channels, away from high fixed cost offline channels and optimizing areas where business recovery is expected to be slower. Excluding employee share-based compensation costs for the first quarter of both fiscal years 2021 and 2020, personnel expenses decreased by 31.1%.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 98.4% to $0.9 million in the quarter ended June 30, 2020 from $54.5 million in the quarter ended June 30, 2019. The decrease in marketing and sales promotion expenses was due to the significant curtailment of these variable costs and cancellation of all discretionary marketing and sales promotion spends such as events and brand building due to the impact of the COVID-19 pandemic. Our marketing expenses primarily include online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $0.7 million in the quarter ended June 30, 2020 and $106.3 million in the quarter ended June 30, 2019. The details are as follows:

	For the three months ended June 30
	2019	2020
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	54,526	884
Customer inducement costs recorded as a reduction of revenue	105,327	654
Certain loyalty program costs related to Others revenue	987	78

Other Operating Expenses. Other operating expenses decreased by 81.5% to $7.6 million in the quarter ended June 30, 2020 from $41.3 million in the quarter ended June 30, 2019, primarily due to a decrease in payment gateway charges and outsourcing fees as a result of less bookings due to lower travel demand and nation-wide lockdown implement in India due to the COVID-19 pandemic. We have also significantly ramped down our outsourced teams at our call centres and various other general and administrative expenses in response to market conditions, which led to a further decrease in our operating expenses in the quarter ended June 30, 2020.

Depreciation and Amortization. Our depreciation and amortization expenses were $8.5 million in the quarter ended June 30, 2020 in comparison to $8.2 million in the quarter ended June 30, 2019.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $34.6 million in the quarter ended June 30, 2020 as compared to a loss of $42.9 million in the quarter ended June 30, 2019. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the first quarter of both fiscal years 2021 and 2020 and merger and acquisitions related expenses in the first quarter of fiscal year 2020, we would have recorded an Adjusted Operating Loss of $21.3 million in the quarter ended June 30, 2020 as compared with Adjusted Operating Loss of $29.2 million in the quarter ended June 30, 2019. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Cost (Income). Our net finance cost was $0.1 million in the quarter ended June 30, 2020 as compared to net finance income of $0.2 million in the quarter ended June 30, 2019, primarily due to the net foreign exchange loss in quarter ended June 30, 2020 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar as at June 30, 2020 as compared to March 31, 2020.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended June 30, 2020 was $34.6 million as compared to a loss of $42.6 million in the quarter ended June 30, 2019. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees, net change in value of financial liability in business combination, and income tax expense (benefit) for the first quarter of both fiscal years 2021 and 2020, and merger and acquisitions related expenses in the first quarter of fiscal year 2020, we would have recorded an Adjusted Net Loss of $21.1 million in the quarter ended June 30, 2020, as compared to Adjusted Net Loss of $28.7 million in the quarter ended June 30, 2019. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.32 for the quarter ended June 30, 2020 as compared to diluted loss per share of $0.41 in the quarter ended June 30, 2019. After adjusting for the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees, net change in value of financial liability in business combination, and income tax expense (benefit) for the first quarter of both fiscal years 2021 and 2020, and merger and acquisitions related expenses in the first quarter of fiscal year 2020, Adjusted Diluted Loss per share would have been $0.20 in the quarter ended June 30, 2020 as compared to Adjusted Diluted Loss per share of $0.27 in the quarter ended June 30, 2019. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at June 30, 2020, the balance of cash and cash equivalents and term deposits on our balance sheet was $173.8 million. Additionally, in order to increase our balance sheet flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, we have secured credit and guarantee facilities of approximately $100 million, which includes a $70 million facility from an affiliate of our largest shareholder and the balance from a commercial bank in India.

Notes:

(1)	Reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.
(2)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(3)

Adjusted Margin, our segment profitability measure, represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. This metric was previously titled “Adjusted Revenue” in our past public filings in fiscal years 2019 and 2020. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2021 first quarter. As of June 30, 2020, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended June 30, 2020 beginning at 7:30 AM EDT on August 21, 2020. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 6165124. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 6165124. A one-month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. In fiscal year 2019 and 2020, we referred to Adjusted Margin as “Adjusted Revenue”. We believe Adjusted Margin is a more accurate representation reflecting the margins in the business. Similarly, in fiscal year 2019 and 2020, we referred to Adjusted Margin % as “Adjusted Revenue Margin”. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets and goodwill, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, impairment in respect of equity-accounted investees, gain on disposal of an equity-accounted investee, income tax expense (benefit) and provision for litigations for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin %, Adjusted Diluted Earnings (Loss) per Share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated August 17, 2020, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 77,000 domestic accommodation properties in India and more than 700,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2020	As at June 30, 2020
Assets
Property, plant and equipment	35,997	28,031
Intangible assets and goodwill	721,990	713,551
Trade and other receivables, net	2,658	1,871
Investment in equity-accounted investees	5,363	5,369
Other investments	3,683	3,910
Term deposits	207	171
Non-current tax assets	34,160	23,091
Other non-current assets	131	124
Total non-current assets	804,189	776,118
Inventories	36	42
Current tax assets	4,447	11,895
Trade and other receivables, net	53,407	31,617
Term deposits	37,823	2,368
Other current assets	53,428	43,424
Cash and cash equivalents	129,881	171,223
Total current assets	279,022	260,569
Total assets	1,083,211	1,036,687
Equity
Share capital	52	52
Share premium	1,985,555	1,986,527
Reserves	(1,345)	(1,118)
Accumulated deficit	(1,147,597)	(1,182,013)
Share based payment reserve	135,738	147,331
Foreign currency translation reserve	(114,166)	(118,484)
Total equity attributable to equity holders of the Company	858,237	832,295
Non-controlling interests	4,055	3,838
Total equity	862,292	836,133
Liabilities
Loans and borrowings#	21,613	15,436
Employee benefits	6,335	6,432
Contract liabilities	1,548	1,219
Deferred tax liabilities, net	1,777	1,632
Other non-current liabilities	9,775	9,892
Total non-current liabilities	41,048	34,611
Loans and borrowings#	3,971	3,277
Trade and other payables	70,747	52,914
Contract liabilities	33,364	52,105
Other current liabilities	40,989	26,847
Provisions	30,800	30,800
Total current liabilities	179,871	165,943
Total liabilities	220,919	200,554
Total equity and liabilities	1,083,211	1,036,687

____________

#Loan and borrowings includes lease liabilities amounting to $17.7 million as at June 30, 2020 (as at March 31, 2020: $24.6 million) on account of adoption of IFRS 16 Leases from April 1, 2019.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30
	2019	2020
Revenue
Air ticketing	44,613	3,756
Hotels and packages	68,524	1,121
Bus ticketing	18,321	338
Other revenue	10,279	1,146
Total revenue	141,737	6,361
Other income	35	1,360
Service cost
Procurement cost of hotels and packages services	46,123	237
Other cost of providing services	3,429	97
Personnel expenses	31,157	24,980
Marketing and sales promotion expenses	54,526	884
Other operating expenses	41,263	7,627
Depreciation and amortization	8,172	8,483
Result from operating activities	(42,898)	(34,587)
Finance income	1,984	1,650
Finance costs	1,775	1,785
Net finance income (costs)	209	(135)
Share of profit (loss) of equity-accounted investees	65	18
Loss before tax	(42,624)	(34,704)
Income tax benefit (expense)	32	134
Loss for the period	(42,592)	(34,570)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability	—	(78)
Equity instruments at FVOCI - net change in fair value	81	227
	81	149
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	7,135	(4,334)
Other comprehensive income (loss) for the period, net of tax	7,216	(4,185)
Total comprehensive loss for the period	(35,376)	(38,755)
Profit (Loss) attributable to:
Owners of the Company	(42,622)	(34,369)
Non-controlling interests	30	(201)
Profit (Loss) for the period	(42,592)	(34,570)
Total comprehensive Income (loss) attributable to:
Owners of the Company	(35,453)	(38,538)
Non-controlling interests	77	(217)
Total comprehensive Income (loss) for the period	(35,376)	(38,755)
Loss per share (in USD)
Basic	(0.41)	(0.32)
Diluted	(0.41)	(0.32)
Weighted average number of shares (including Class B Shares)
Basic	104,596,775	106,057,449
Diluted	104,596,775	106,057,449

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2020	52	1,985,555	(1,345)	(1,147,597)	135,738	(114,166)	858,237	4,055	862,292
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	(34,369)	—	—	(34,369)	(201)	(34,570)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(4,318)	(4,318)	(16)	(4,334)
Equity instruments at FVOCI - net change in fair value	—	—	227	—	—	—	227	—	227
Remeasurement of defined benefit liability	—	—	—	(78)	—	—	(78)	—	(78)
Total other comprehensive income (loss)	—	—	227	(78)	—	(4,318)	(4,169)	(16)	(4,185)
Total comprehensive income (loss) for the period	—	—	227	(34,447)	—	(4,318)	(38,538)	(217)	(38,755)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	12,596	—	12,596	—	12,596
Issue of ordinary shares on exercise of share based awards	—	972	—	—	(972)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	31	(31)	—	—	—	—
Total contributions by owners	—	972	—	31	11,593	—	12,596	—	12,596
Balance as at June 30, 2020	52	1,986,527	(1,118)	(1,182,013)	147,331	(118,484)	832,295	3,838	836,133

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	2019	2020
Loss for the period	(42,592)	(34,570)
Adjustments for non-cash items	16,964	17,216
Change in working capital	1,716	24,852
Net cash generated from (used in) operating activities	(23,912)	7,498
Net cash generated from (used in) investing activities	38,958	35,127
Net cash generated from (used in) financing activities	(5,394)	(1,230)
Increase (decrease) in cash and cash equivalents	9,652	41,395
Cash and cash equivalents at beginning of the period	177,990	129,881
Effect of exchange rate fluctuations on cash held	(475)	(53)
Cash and cash equivalents at end of the period	187,167	171,223

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Consolidated Revenue	44,613	3,756	68,524	1,121	18,321	338	10,279	1,146	141,737	6,361
Add: Customer inducement costs recorded as a reduction of revenue*	20,581	309	78,974	332	5,259	12	513	1	105,327	654
Less: Service cost**	161	—	46,123	237	2,229	18	52	1	48,565	256
Adjusted Margin	65,033	4,065	101,375	1,216	21,351	332	10,740	1,146	198,499	6,759
Other income									35	1,360
Personnel expenses									(31,157)	(24,980)
Marketing and sales promotion expenses									(54,526)	(884)
Customer inducement costs recorded as a reduction of revenue*									(105,327)	(654)
Certain loyalty program costs related to "All other segments"**									(987)	(78)
Other operating expenses									(41,263)	(7,627)
Depreciation and amortization									(8,172)	(8,483)
Finance income									1,984	1,650
Finance costs									(1,775)	(1,785)
Share of profit (loss) of equity- accounted investees									65	18
Loss before tax									(42,624)	(34,704)

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue and adding back service cost.

** Certain loyalty program costs are excluded from service cost amounting to USD 78 (June 30, 2019: USD 987) for “All other segments”.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (Unaudited)

(Amounts in USD thousands, except per share data)

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2019	2020	2019	2020	2019	2020	2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	44,613	3,756	68,524	1,121	18,321	338	10,279		1,146
Add: Customer inducement costs recorded as a reduction of revenue	20,581	309	78,974	332	5,259	12	513		1
Less: Service cost*	161	—	46,123	237	2,229	18	52	*	1	*
Adjusted Margin(3)	65,033	4,065	101,375	1,216	21,351	332	10,740		1,146

*

Certain loyalty program costs amounting to $0.1 million have been excluded from service cost for the three months ended June 30, 2020 (three months ended June 30, 2019: $1.0 million) relating to “Others”.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30
(Unaudited)	2019	2020
Results from operating activities as per IFRS	(42,898)	(34,587)
Add: Employee share-based compensation costs	9,102	9,787
Add: Acquisition related intangibles amortization	3,727	3,472
Add: Merger and acquisitions related expenses	890	—
Adjusted Operating Profit (Loss)	(29,179)	(21,328)

Reconciliation of Adjusted Net Loss	For the three months ended June 30
(Unaudited)	2019	2020
Profit (Loss) for the period as per IFRS	(42,592)	(34,570)
Add: Employee share-based compensation costs	9,102	9,787
Add: Acquisition related intangibles amortization	3,727	3,472
Add: Merger and acquisitions related expenses	890	—
Add (Less): Share of (profit) loss of equity-accounted investees	(65)	(18)
Add: Net change in value of financial liability in business combination	263	362
Add (Less): Income tax (benefit) expense	(32)	(134)
Adjusted Net Loss	(28,707)	(21,101)
Adjusted Earnings (Loss) per share
Diluted	(0.27)	(0.20)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended June 30
(Unaudited)	2019	2020
Diluted Earnings (Loss) per share for the period as per IFRS	(0.41)	(0.32)
Add: Employee share-based compensation costs	0.09	0.09
Add: Acquisition related intangibles amortization	0.04	0.03
Add: Merger and acquisitions related expenses	0.01	—
Add (Less): Share of (profit) loss of equity-accounted investees	*	*
Add: Net change in value of financial liability in business combination	*	*
Add (Less): Income tax (benefit) expense	*	*
Adjusted Diluted Earnings (Loss) per share	(0.27)	(0.20)

* Less than $0.01.

(Unaudited)	For the three months ended June 30, 2020
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-91.6%	-98.4%	-98.2%	-88.9%	-95.5%	-93.7%	-98.8%	-98.4%	-89.3%
Impact of Foreign Currency Translation	0.7%	0.2%	0.2%	1.0%	0.4%	0.5%	0.1%	0.1%	0.9%
Constant Currency Growth	-90.9%	-98.2%	-98.0%	-87.9%	-95.1%	-93.2%	-98.7%	-98.3%	-88.4%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended June 30
	2019	2020
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	10,609	877
Hotels and Packages – Room nights(2)	7,558	133
Standalone Hotels – Online(3) – Room nights(2)	7,380	133
Bus Ticketing – Travelled tickets	20,980	429

Adjusted Margin
Air Ticketing	$65,033	$4,065
Hotels and Packages	101,375	1,216
Bus Ticketing	21,351	332
Others	10,740	1,146

Gross Bookings
Air Ticketing	$985,621	$54,914
Hotels and Packages	454,585	5,706
Bus Ticketing	253,387	3,858
	1,693,593	64,478

Adjusted Margin %
Air Ticketing	6.6%	7.4%
Hotels and Packages	22.3%	21.3%
Bus Ticketing	8.4%	8.6%

Notes:

(1) “Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

(2) “Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or   group, multiplied by the number of nights that such customer or group occupies those rooms.

(3) “Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.